EXHIBIT 21.1

SUBSIDIARIES OF REGISTRANT

Name	Jurisdiction of Incorporation

Avanex Cayman	Cayman Islands

Avanex Communication Technologies Co. Ltd	China

Avanex France OIF S.A.	France

Avanex International Corporation	Delaware

Avanex U.S.A. Corporation	Delaware

LambdaFlex, Inc.	Delaware

Pearl Acquisition Corp.	Delaware

Avanex (Thailand) Limited	Thailand